First Quarter 2006 Earnings & 2006 - 2011 Outlook Jacques ESPINASSE Member of the Management Board & Chief Financial Officer IMPORTANT NOTICE: This presentation contains consolidated unaudited earnings established under IFRS. INVESTORS ARE STRONGLY ADVISED TO READ THE IMPORTANT LEGAL DISCLAIMER AT THE END OF THIS PRESENTATION Jean-Bernard LEVY Chairman of the Management Board

On a comparable basis * First Quarter Results Confirm Strong Progress In euro million - IFRS Q1 2006 % growth on a comparable basis Revenues 4,766 + 6.5% Earnings from operations 990 + 10.9% Adjusted net income (as published) 592 + 11.7% * See definitions at the end of this document

Operating Highlights Strong operating performance in Q1 2006: Revenues up 6.5% to €4,766 million in Q1 2006: Strong UMG performance despite a high comparable in Q1 2005 (+8.4%) Acceleration in the first quarter at CANAL+ Group (+7.7%) and Vivendi Games (+18.6%) Strong growth again at Maroc Telecom (+14.2%) SFR continues to grow, despite cuts in termination rates (+2.9%) EFO up 10.9% to €990 million in Q1 2006: All business units were profitable and grew in the quarter, except CANAL+ Group, with new L1 soccer costs on the 2005/06 season impacting mainly Q1 On a comparable basis

First Quarter 2006 Adjusted Net Income Growth €62 million increase (+11.7%) in adjusted net income compared to Q1 2005 derives from: + €69m: improvement in earnings from operations + € 6m: increase in income from equity affiliates + € 2m: decrease in provision for income taxes - € 5m: increase in interest - € 10m: decrease in other income from ordinary activities (- €7m) and increase in minority interests (-€3m)

Consolidated First Quarter 2006 Statement of Earnings Including: Gain on Sogecable shares: €66m Gain on sale of YPSO: €56m Other: €(25)m * na: not applicable

In euro million - IFRS Revenues up €292 million, +6.5% on a comparable basis First Quarter 2006 Revenues on a Comparable Basis 2005 2006 4474 4766 4,474 4,766 Universal Music Group V Games Canal+ Group SFR Maroc Telecom Other Q1 2005 1038 113 835 2075 423 -10 Q1 2006 1125 134 899 2135 483 -10 UMG Vivendi Games SFR Maroc Telecom CANAL+ Group 1,038 +7.7% +2.9% +14.2% +8.4%* +18.6%** 1,125 113 134 835 899 2,075 2,135 Non Core 423 483 (10) (10) * +2.8% at constant currency; ** +9.7% at constant currency Q1 2005 Q1 2006

In euro million - IFRS Earnings from operations up €97 million, +10.9% on a comparable basis First Quarter 2006 Earnings from operations on a Comparable Basis 2005 2006 893 989.5 893 990 Universal Music Group V Games Canal+ Group SFR Maroc Telecom Holding & Corp. Other Q1 2005 37.9 10.8 102.7 599.9 180 -36.4 -3 Q1 2006 89.6 23.3 33 666.1 207 -35.9 7 UMG SFR Maroc Telecom 38 -68.0% +11.0% +15.0% +136.8% +109.1% Q1 2005 Q1 2006 90 11 23 103 33 600 666 Non Core 180 207 (3) 7 Vivendi Games CANAL+ Group Holding & Corporate (36) (36)

Q1 2006 Q1 2005 Income from equity affiliates 68 62 including: NBC Universal neufCegetel / Cegetel SAS Elektrim Telekomunikacja (Telco) Other 71 (5) - 2 72 (11) - 1 Income from Equity Affiliates In euro million - IFRS

Net Available Cash Flow for the First Quarter 2006 In euro million - IFRS Q1 2006 Actual Q1 2005 Actual Consolidated cash flow from operations excluding capital expenditures 1,599 1,348 Capital expenditures (561) (207) Proceeds from sale of tangible and intangible assets 3 18 Consolidated cash flow from operations 1,041 1,159 - Cash income taxes paid (321) (206) - Cash interest paid (49) (44) - Other (mainly premiums paid on refinancing) (6) (251) Net consolidated cash flow 665 658 - SFR's & Maroc Telecom's Net cash flow (400) (687) + Dividends from SFR & Maroc Telecom 150 100 Net available cash flow at Holding level 415 71 Quarterly dividend for SFR Maroc Telecom paid in Q2 Of which €278m NPV of the fixed part of SFR's new GSM license fees SFR low tax payment due to collapsing of SFR Cegetel structures in 2003

Dec. 31, 2004 Acquisitions Puts and FMV of pus CFFO Financing expenses & Taxes Dividends paid to minorities Debt Adjustment Sept. 30, 2005 Est. Dec. 31, 2005 Est -3.8 -4.7 -4.7 -4.7 -5.1 -5.1 -3.8 -0.9 -1 -1 -0.4 -0.1 -0.1 -5.1 -6.3 -2 Financial Net Debt Evolution at end-March 2006 Dec. 31, 2005 Cash flow from operations Cash interest, tax and other Dividends paid to minorities Other adjustmen ts March 31, 2006 In euro billion - IFRS - 3.8 - 0.9 - 0.1 + 0.1 - 5.1 Acquisitions, net of divestitures Put options on minority interests and changes in FMV of put options -1.0 - 0.4 Estimated at May 10, 2006 after dividend payment - 6.3 Including (in € billion) : MEI minority interest: -1.0 Advance to TF1 / M6: -0.2 Reimbursement of neufCegetel bond: +0.2 Other: +0.1 Dividends paid to SFR minorities Including (in € billion) : Commitment to purchase Lagardere's interest in CANALSAT: -1.0 * Including (in € billion) : Cash interest: -0.1 Cash taxes: -0.3 + 1.0 Vivendi dividend paid on May 4: €1,147m * This commitment / put option will expire on December 31, 2006.

Business Performance & 2006 Guidance Financial information presented in the forthcoming pages is in euro million on a comparable basis, unless otherwise mentioned

Vivendi Operates First Class Assets in Media & Telecom Mobile / Fixed line Pay-TV Music Video Games 100% 100% 20% 100% 100% 56% 51% Film TV / Film TV / Film Mobile / Fixed line Global Content Local Distribution Platforms 35%

All Vivendi's Business Units are Growing and Profitable Strong operating performance in the first quarter 2006: Revenues: + 6.5% to € 4,766 million EFO: + 10.9% to € 990 million Adjusted Net Income: + 11.7% to € 592 million On a comparable basis Revenues EFO Universal Music Group: €1,125m + 8.4% € 90m +136.8% Vivendi Games: € 134m +18.6% € 23m +109.1% Canal+ Group: € 899m + 7.7% € 33m - 68.0% * SFR €2,135m + 2.9% €666m + 11.0% Maroc Telecom € 483m +14.2% €207m + 15.0% * New L1 soccer costs on the 2005/06 season impact mainly Q1

UMG had six of the top ten best sellers in the U.S. according to SoundScan, including the number 1 and number 2 UMG successfully appealed the 2003 TVT decision resulting in a recovery of a €50m cash deposit Agreements with MySpace.com for on-demand streaming of music videos and a joint venture record label Increased investment in multi-media centric US based MVNO Amp'd Mobile Revenues: +8.4%**, driven by strong digital sales, strength of local repertoire in Japan and higher music publishing Digital sales were €111m, 9.9% of total revenues vs. 4.3% in Q1 2005 (+146% vs. Q1 2005 and +25% vs. Q4 2005) Q1 2006 best sellers: Andrea Bocelli, Jack Johnson, Prince, Ne-Yo EFO: up +137%, including the recovery of a €50m cash deposit; growth driven by the margin on higher sales volumes and lower depreciation, despite higher marketing costs and some restructuring costs at UMGI Universal Music Group: First Quarter 2006 Achievements Revenues EFO 4,893 x2.5 Digital Sales 4,893 +8.4% Q1 2005 Q1 2006 2005 2006 Est 1038 1125 1,038 1,125 2005 2006 Est 45 111 Q1 2005 Q1 2006 45 111 2005 2006 Est 37.9 89.6 Q1 2005 Q1 2006 38 90* * Including the recovery of a €50m cash deposit in relation to the TVT litigation; ** +2.8% at constant currency +136.8% In euro million

Ventes de produits Licences Edition Numerique Autres 2005 Rev. 74 6 8 10 2 Universal Music Group: Key First Quarter 2006 Metrics Top selling artists in the quarter Top selling artists in the quarter Top selling artists in the quarter Top selling artists in the quarter Q1 2006 Million units Q1 2005 Million units Andrea Bocelli 2.0 50 Cent 5.6 Ne-Yo 1.6 The Game 2.7 Jack Johnson & Friends 1.5 Jack Johnson 1.3 NOW 21 1.5 3 Doors Down 1.3 Mary J. Blige 1.4 The Killers 1.1 Top-15 artists 16.4 Top-15 artists 19.6 First Quarter 2006 Sales New Releases Catalog Video Singles 2005 Rev. 58 31 9 2

Vivendi Games: First Quarter 2006 Achievements * New definition as from February 2006: In order to be consistent with industry definition, gamers in Internet Game Rooms (IGRs) in Korea include those who played in the last 30 days vs. the last 7 days under previous definition; ** +9.7% at constant currency. Revenues EFO x3.8 World of Warcraft paying clients 4,893 +18.6% Q1 2005 Q1 2006 2005 2006 Est 113 134 113 134 2005 2006 Est 1.6985 6.4251 Q1 2005 Q1 2006 1.7m 6.4m* 2005 2006 Est 11 23 Q1 2005 Q1 2006 11 23 Blizzard announced its upcoming expansion set for World of Warcraft: The Burning Crusade Development of a Spanish version of Blizzard's World of Warcraft Formation of Mobile Games Division dedicated to publishing games for the emerging mobile games market Revenues: +18.6%** growth primarily driven by the continued success of Blizzard's World of Warcraft in all markets Over 6.4m paying customers worldwide to World of Warcraft Other best sellers in the quarter: Ice Age 2, 50 Cent: Bulletproof, Crash Tag Team Racing EFO: up +109.1%, driven by growing revenues, with an increased proportion of the higher margin World of Warcraft business, partially offset by increased product development in Blizzard and in the studios recently acquired by Sierra +109.1% In euro million

Vivendi Games: Key First Quarter 2006 Metrics

› **Paying customers of *World of Warcraft* at end-March 2006**

Region	%
North America & Europe	42%
Asia	58%
Worldwide	**100%** **>6.4m**

› **Best-selling titles in Q1 2006**

Titles	Platform
World of Warcraft	Online
Ice Age 2	PC / Consoles
Crash Racing	Consoles
50 Cent: Bulletproof	Consoles
The Simpsons: Hit & Run	Consoles
SWAT 4 Expansion	PC
Empire Earth 2 Expansion	PC
Warcraft III Battlechest	PC
Warcraft III	PC
Robots	Consoles


ICE AGE 2
EMPIRE EARTH
PlayStation 2
SWAT4

vivendi games mobile

vivendi

First Quarter 2006 Earnings – May 17, 2006
17

CANAL+ Group: First Quarter 2006 Achievements Revenues EFO 4,893 +285k Portfolio 4,893 +7.7% Q1 2005 Q1 2006 2005 2006 Est 835 899 835 899 2005 2006 Est 7.9 8.2 Q1 2005 Q1 2006 7.9m 8.2 m 2005 2006 Est 103 33 Q1 2005 Q1 2006 103 33 STUDIOCANAL acquired the independent movie distributor Optimum in the U.K. Launch of i>TELE FLASH, the news channel made for mobile Agreement between Microsoft's XBOX and CANALPLAY on Video-On-Demand Launch of the first channels in HD, including CANAL+ Le Bouquet, on CANALSAT +11% revenue growth in French pay-TV driven by a higher ARPU, growth in the portfolio and reduced promotions CANAL+ ARPU grew +5.3% in the period As of end-March 2006, subscriptions to CANAL+ LE BOUQUET were at 54% of total CANAL+ portfolio: +5 points vs. March 2005 EFO: down €70m, primarily due to the new L1 soccer contract, which started in July 2005, impacting earnings both in terms of price (approx. +€100m) and in volume (2 additional days vs. Q1 2005). 2006 EFO guidance ("Stable at constant perimeter") not impacted thanks to revenue growth (portfolio and ARPU growth). -68.0% In euro million

March 05 March 06 CANAL+ 4916 5009 CanalSat 3012 3204 CANAL+ Group: Key First Quarter 2006 Metrics CANAL+ CANALSAT CANAL+ Group net portfolio* (in thousands) 7,928 +285 * Individual and collective subscriptions to CANAL+ and CANALSAT in mainland France and overseas territories. March 2005 March 2006 3,012 3,204 4,916 5,009 8,213 CANAL+ ARPU €28.2 €29.7 +€1.5, i.e. +5.3% CANALSAT ARPU €34.4 €35.8 +€1.4, i.e. +4.1%

SFR: First Quarter 2006 Achievements * Excluding MVNOs Revenues EFO 4,893 +1.32m (+8.3%) Customers * 4,893 +2.9% Q1 2005 Q1 2006 2005 2006 Est 2075 2135 2,075 2,135 2005 2006 Est 16006 17328 Q1 2005 Q1 2006 16.0 m 17.3 m 2005 2006 Est 599.9 666.1 Q1 2005 Q1 2006 600 666 Increase in shareholding in neufCegetel from 28% to 34.9% MVNO agreement signed with retail distribution chain Auchan SFR 1st operator to offer 3G+ (HSDPA) in France: for business customers in May 2006 and the mass market in June 2006 Announcement of a plan to launch HomeZone tariffs by end of 2006 and a bundled mobile / DSL offer by first half of 2007 to increase usage and develop fixed to mobile substitution +2.9% revenue growth driven by growing customer base and increasing usage, despite a -24% cut in mobile voice termination and a -20% cut in SMS termination +1.32m customers to 17.33m, including 63.7% postpaid clients +14.3% increase in AUPU to 309mn per month Net data ARPU up +14% to €61, with non-messaging revenues up 4 points to 31% of total EFO: +11.0%, primarily reflecting +2.1% in network revenues, +1.4 point in SARC as a percent of network revenues and a strong control in other costs +11.0% In euro million

SFR: Key First Quarter 2006 Metrics (as of end-March including SRR) 2006 2005 Growth Customers (in '000) * 17,328 16,006 +8.3% Proportion of postpaid customers * 63.7% 61.2% +2.5 points Vodafone live! customers (in '000) * 5,268 2,692 +95.7% 3G customers (in '000) * 1,352 50 na Market share on customer base (%) * 35.7% 35.6% +0.1 point Voice usage (minutes / month / customer) * 309 271 +14.3% Net data revenues as a % of network revenues (%) ** 13.5% 11.8% +1.8 point Acquisition costs as a % of network revenues (%) 5.5% 4.6% +0.9 point Retention costs as a % of network revenues (%) 4.9% 4.4% +0.5 point * Excluding wholesale customers (MVNO); ** Including mobile termination. (tm)

Maroc Telecom: First Quarter 2006 Achievements Revenues EFO 4,893 +27.8% Mobile Customers 4,893 +14.2% Q1 2005 Q1 2006 2005 2006 Est 423 483 423 483 2005 2006 Est 6709 8576 Q1 2005 Q1 2006 6,709 k 8,576 k 2005 2006 Est 180 207 Q1 2005 Q1 2006 180 207 Recent ADSL price cuts Launch of a call for tender of 3G licenses Beginning of competition on the fixed telephony market Adoption of a new corporate identity Revenues up +14.2%, with mobile revenues up +17.9% to €300m and fixed line & Internet revenues up +10.1% to €282m +1.867m mobile customers to 8.576m, i.e. +27.8% in the period Mobile ARPU stood at €10.1/month vs. €11.2 at end-March 2005 DSL customer base: up +225% in the period to 296,000 lines EFO: +15.0%, driven by revenue growth and cost control, despite strong growth in both mobile clients and DSL lines +15.0% In euro million

Maroc Telecom: Key First Quarter 2006 Metrics (as of end-March, excluding Mauritel) 2006 2005 Growth Number of fixed lines (in '000) 1,336 1,335 +0.1% Total Internet accesses (in '000) 306 122 x2.5 Including ADSL accesses (in '000) 296 91 x3.3 Number of mobile clients (in '000) 8,576 6,709 +27.8% Prepaid clients (in '000) 8,228 6,428 +28.0% Postpaid clients (in '000) 348 281 +23.8% Proportion of prepaid clients (%) 95.9% 95.8% +0.1 point

2006 Guidance 2006 Adjusted net income growth: Revised upwards to +16%, approx. € 2.4bn 2006 dividend pay out: At least 50% of Adjusted net income

2006 - 2011 Outlook Jean-Bernard LEVY Chairman of the Management Board

Our Strategy: Innovation & Leadership > Create and market to our subscribers new broadband and mobile services > Strengthen our leadership positions in our complementary content and distribution businesses in order to

Our Strategy: Advantages of Scale > Better anticipation of new technologies > Ability to initiate large-scale internal investments (examples: French League 1 soccer, video games, etc.) > Shared experience and full involvement of operating teams on a global scale > Risk sharing > Ability to seize opportunities

Our Strategy: Already Ahead of Our Competitors > Our competitors in telecommunications invest in the media sector: content platforms, acquisition of exclusive rights, etc. > Our competitors in content creation want to control (at least partially) their distribution: purchase of network infrastructures, Internet sites, subscriber portfolios > Broadband Internet and mobile services accelerate the "convergence" phenomenon: we are the best equipped to benefit from it

2011 Outlook 2006-2011 EFO average growth: Between 8% to 10% per year 2011 Adjusted Net Income: Between €3.5 billion to €4 billion * * Including the assumption that all deferred tax assets will have been utilized by end of 2010.

Details on First Quarter 2006 Accounts

First Quarter 2006 Interest & Other Financial Charges & Income Q1 2006 Q1 2005 Interest (49) (44) Interest expense on gross debt (excluding swap) Average borrowing cost (%) Average amount of borrowings (in euro billion) Interest swap Interest income on cash & cash equivalent (72) 4.34% 6.5 1 22 (56) 3.57% 6.1 (2) 14 Other financial charges & income (not included in Adjusted net income) 97 (15) Premiums paid for early repayment of notes & other financial liabilities - (71) Changes in fair market value of financial derivatives and liabilities 3 64 Gains on sale of securities and interest in consolidated subsidiaries: o/w realized gain on sale of Sogecable shares o/w realized gain on sale of YPSO / NC Numericable o/w realized gain on sale of Lagardere Thematiques 120 66 56 - 23 - (1) 26 Other (26) (31) In euro million - IFRS

Q1 2006 Q1 2005 Provision for income taxes (141) (163) Included in Adjusted net income (158) (160) Worldwide Tax System (for Year "n") 145 123 Underlying tax charge (303) (283) Not included in Adjusted net income 17 (3) Worldwide Tax System (deferred tax n+1/n) 3 2 Other taxes 14 (5) Cash income taxes received (paid) (321) (206) Income Tax Analysis In euro million - IFRS

SFR: Key First Quarter 2006 Metrics (as of end-March including SRR) 2006 2005 Growth Customers (in '000) * 17,328 16,006 +8.3% Vodafone live! customers (in '000) * 5,268 2,692 +95.7% 3G customers (in '000) * 1,352 50 na Market share on customer base (%) * 35.7% 35.6% +0.1 point 12-month rolling blended ARPU (€/year) ** 479 487 -1.8% 12-month rolling postpaid ARPU (€/year) ** 634 666 -4.7% 12-month rolling prepaid ARPU (€/year) ** 216 218 -1.0% Proportion of postpaid customers * 63.7% 61.2% +2.5 points Voice usage (minutes / month / customer) * 309 271 +14.3% Number of SMS sent (in bn) 1.6 1.3 +17.8% Number of MMS sent (in m) 43 25 +74.3% Net data revenues as a % of network revenues (%) ** 13.5% 11.8% +1.8 point Prepaid customer acquisition cost (€/gross add) 23 22 +6.4% Postpaid customer acquisition cost (€/gross add) 184 157 +17.2% Acquisition costs as a % of network revenues (%) 5.5% 4.6% +0.9 point Retention costs as a % of network revenues (%) 4.9% 4.4% +0.5 point * Excluding wholesale customers (MVNO); ** Including mobile termination. (tm) (tm)

Glossary Adjusted Net Income: includes earnings from operations, other income from ordinary affiliates, income (loss) from equity affiliates, interest, and tax and minority interest relating to these items. As a consequence, it excludes other charges from ordinary activities (corresponding to impairment of goodwill and other intangible assets losses, if any), other financial charges and income and earnings from discontinued operations as presented in the consolidated statement of earnings, the tax and minority interests relating to these adjustments, as well as non recurring items (notably the changes in deferred tax assets relating to the Consolidated Global Profit Tax System, the reversal of tax liabilities relating to tax years no longer open to audit). Adjusted net income (loss) never includes adjustments in earnings from operations. Consolidated cash flow from operations: Net cash provided by operating activities net of capital expenditures and before financing costs and taxes. Comparable basis: essentially illustrates the effect of the divestitures or abandonment of operations that occurred in 2005 (mainly NC Numericable at Canal+ Group and Annuaire Express, SFR phone directory activities) and includes the full consolidation of minority stakes in distribution subsidiaries at SFR as if these transactions had occurred as at January 1, 2005. Comparable basis results are not necessarily indicative of the combined results that would have occurred had the events actually occurred as at January 1, 2005. Financial net debt: is calculated as the sum of long-term and short-term borrowings and other long-term and short-term financial liabilities as reported on the consolidated statement of financial position, less cash and cash equivalents, non current derivative instruments in assets, current derivative instruments in assets and cash deposits backing financing; in each case, as reported on Vivendi's Consolidated Statement of Financial Position. Financial gross debt comprises bonds, loans, other financial debt (including treasury bills and finance leases), obligations related to commitments to repurchase minority interests and derivatives whose value is negative.

Laurence Daniel IR Director laurence.daniel@vivendi.com Edouard Lassalle IR Analyst edouard.lassalle@vivendi.com IR Team Eileen McLaughlin IR Director eileen.mclaughlin@vivendi.com Daniel Scolan Executive Vice President Investor Relations +33.1.71.71.14.70 daniel.scolan@vivendi.com For any financial or business information, please refer to our Investor Relations website at: http://www.vivendi.com/ir New York 800 Third avenue New York, NY 10022 / USA Phone: +1.212.572.1334 Fax: +1.212.572.7112 Paris 42, Avenue de Friedland 75380 Paris cedex 08 / France Phone: +33.1.71.71.32.80 Fax: +33.1.71.71.14.16

Important Legal Disclaimer Vivendi is quoted on the NYSE and on Euronext Paris SA. This presentation contains "forward-looking statements" as that term is defined in the US Private Securities Litigation Reform Act of 1995. Such forward-looking statements are not guarantees of the company's future performance. Actual results may differ significantly from the forward-looking statements as a result of a number of risks and uncertainties, many of which are outside our control, notably the risks that: the prospects for growth in operations and profits, earnings from operations, and adjusted net income may differ from forecasts made by the company; synergies and profits arising from proposed disposals and/or restructurings will not materialize in the timing or manner described above; Vivendi will not able to obtain the regulatory, competition or other approvals necessary to complete certain proposed transactions; Vivendi will not able to further identify, develop and achieve success for new products, services and technologies; Vivendi will face increased competition and that the effect on pricing, spending, third-party relationships and revenues of such competition will limit or reduce Vivendi's revenue and/or income; Vivendi will be unable to establish and maintain relationships with commerce, advertising, marketing, technology, and content providers; Vivendi will be unable to obtain or maintain authorizations or approvals necessary for the operation or expansion of its activities; as well as the risks described in the documents Vivendi has filed with the US Securities and Exchange Commission and the French Autorite des Marches Financiers. Investors and security holders are strongly recommended to read those documents at the Security and Exchange Commission's website at www.sec.gov and the French Autorite des Marches Financiers' website (www.amf- france.org). Copies of the documents may also be obtained free of charge from Vivendi. This presentation contains forward- looking statements that can only be assessed on the day the presentation is issued. Vivendi does not undertake, nor has any obligation, to provide, update or revise any forward-looking statements